Exhibit 99.117

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

May 12, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on May 12, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michelamar@me.com

Item 9	Date of Report

May 13, 2021

SCHEDULE “A”

DIGIHOST ANNOUNCES DEAL WITH NORTHERN DATA AG

ACQUIRING 10,000 BITCOIN MINERS AND INCREASING HASHRATE BY 925PH

Toronto, ON – May 12, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has signed a definitive purchase agreement (the “Purchase Agreement”) to acquire approximately 10,000 of the most technologically advanced, high-performance Bitcoin (“BTC”) miners (the “Miners”), that will increase the Company’s current hashrate by approximately 925PH to 1.145EH, with delivery of the Miners to occur between August and December of this year.

The Miners have been sourced from Northern Data AG (“Northern Data”) (ISIN: DE000A0SMU87; OTC: NDTAF), a leading infrastructure supplier for BTC mining and other high-performance computing (“HPC”) infrastructure solutions. Pursuant to the terms of the Purchase Agreement, the Company has concurrently entered into a hosting agreement (the “Hosting Agreement”) with Northern Data in connection with the Miners, whereby Northern Data will provide services to the Company including the installation and hosting of the Miners in proprietary pre-manufactured performance optimized mobile data centers to be located at Digihost’s company-owned facility. Both parties are in advanced discussions to expand the Purchase Agreement beyond the initial 10,000 Miners up to a total of 30,000 miners, giving Digihost the potential to increase its current hashrate to approximately 3.0EH.

Under the terms of the Hosting Agreement, Digihost will provide power to the operation from its recently acquired 60MW power plant (press release – March 24, 2021), and Northern Data will be responsible for supplying and maintaining the dedicated data centre infrastructure. To the extent possible, the Company intends to source and utilize renewable natural gas for the operations of its power plant, Digifactory1, and also engage in the practice of acquiring renewable energy certificates, all in line with the Company’s objective to mitigate its carbon footprint. The net revenue generated from the BTC mining operation, after paying Digihost a very competitive power rate, will be allocated between Digihost and Northern Data according to a fixed distribution formula.

Michel Amar, the Company’s CEO, stated: “We are extremely pleased with this significant transaction between Digihost and Northern Data to acquire approximately 10,000 new Bitcoin miners with over 925PH of hashing power, as well as the hosting arrangement which will allow us to benefit from Northern Data’s best in class HPC technology and services as well as securing access to miners in the current sold-out market environment. Accelerating the Company’s combined hashrate to more than 1.145EH by the end of this year, which could result in approximately US$80 million of operating profit in 2022, based on current Bitcoin metrics, is a significant accomplishment for Digihost as we continue to evolve as a leader in the cryptocurrency mining sector.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 200PH with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.